January 14, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
 100 F Street N.E.
Washington, D.C. 20549

Attn.: Ms. Angela Crane

         RE:      Ivivi Technologies, Inc.
                  Form 10-Q for the period ended June 30, 2008
                  File No. 001-33088

Dear Ms. Crane:

The following are responses to the Staff's letter of comment dated November 18, 2008. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

GENERAL

         1)       STAFF REQUEST FOR ACKNOWLEDGEMENT

                  The Company hereby acknowledges that:

                  o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

                  o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FINANCIAL STATEMENTS, PAGE 3

NOTE 7.  SUBSEQUENT EVENT, PAGE 13

2) WE NOTE THAT YOU WERE ABLE TO REASONABLY ESTIMATE CERTAIN LIABILITIES AND WILL INCLUDE SUCH AMOUNTS IN YOUR FORM 10-Q.

Please see the disclosure to our Form 10Q at September 30, 2008.

3) WE NOTE THAT SEVERAL OF YOUR CONTRACTS HAVE "REMEDIAL ACTION CLAUSES" IF YOUR PRODUCTS ARE RECALLED BY THE FDA. PLEASE TELL US THE TERMS OF THESE CONTRACTS, SPECIFICALLY IF YOU HAVE ANY OBLIGATION TO BUY BACK PRODUCTS FROM THESE CUSTOMERS. EXPLAIN WHY RECORDING A CONTINGENT LIABILITY FOR YOUR CONTRACT WITH ALLERGAN IS APPROPRIATE, BUT NOT FOR YOUR OTHER CUSTOMER CONTRACTS.

The Agreement with Allergan, which was terminated in November 2008, as disclosed in our Form 10-Q stated that if Allergan conducts any Remedial Action (as defined in the Allergan Agreement) related to our product, Ivivi, at Allergan's option, will either issue a credit to Allergan or reimburse Allergan for the Transfer Price (as defined in the Allergan Agreement) of all units recalled in such Remedial Action and the other reasonable costs of conducting such remedial action. The revenues for the periods through June 30, 2008 were properly recorded in the appropriate periods (as prescribed by SAB 104).

Upon further review of our other contracts, we do not believe we have any potential or contingent liabilities with respect to FDA actions or FDA recalls of our products under such contracts. In addition, on December 12, 2008, we received notification from the FDA that our 510(k) clearance for our currently marketed products was approved.

4) WE NOTE THAT IF THE FDA DOES NOT CLEAR YOUR PRODUCT YOU WILL HAVE NO FUTURE REVENUE IN THE UNITED STATES AND WILL HAVE TO RECALL THESE PRODUCTS. PLEASE EXPLAIN WHY YOU CANNOT AT THIS TIME DETERMINE THE POTENTIAL FINANCIAL IMPACT ON YOUR BUSINESS AS IT RELATES TO THESE PRODUCTS..

On December 12, 2008, we received notification from the FDA that our 510(k) clearance for our currently marketed products was approved. We believe this response supersedes the necessity to respond to items 4(a) thru 4(e). We believe item 4(f) is covered by our current disclosure in our Form 10Q at September 30, 2008.


If you have any questions, please feel free to call me at (201) 476-9600.

Very truly yours,

/s/ Alan V. Gallantar

Alan V. Gallantar, CFO
Ivivi Technologies, Inc.



Cc:      Ms. Julie Sherman
         Mr. Martin James
         Steven M. Skolnick, Esq.